





Filed by AngloGold Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Ashanti Goldfields Company Limited
Commission File No. 1-14212

This is AngloGold Ashanti

Combining assets, skills & cash flow
for shareholder returns

Jonathan Best, Executive Director and Chief Financial Officer, AngloGold

JP Morgan Global Metals & Mining Conference Sydney 17&18 November 2003

anglogold

ASHANTI GOLDFIELDS COMPANY LIMITED

Forward-looking statements

Certain statements in this presentation are forward-looking within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, those statements concerning (i) timing, fulfillment of conditions and completion of the proposed transaction, (ii) the value of the transaction consideration, (iii) expectations regarding production and cost savings at the combined group's operations and its operating and financial performance and (iv) synergies and other benefits anticipated from the proposed transaction. Although AngloGold believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct

For a discussion of important terms of the proposed transaction and important factors and risks involved in the companies' businesses, which could cause the combined group's actual operating and financial results to differ materially from such forward-looking statements, refer to AngloGold's and Ashanti's filings with the U.S. Securities and Exchange Commission (the"Commission" or "SEC") including AngloGold's annual report on Form 20-F for the year ended 31 December 2002, filed with the Commission on 7 April 2003 and Ashanti's amended annual report on Form 20-F for the year ended 31 December 2001, filed with the Commission on 17 June 2003 and any other documents in respect of the proposed transaction that are furnished to the SEC by AngloGold or Ashanti under cover of Form 6-K.

Neither AngloGold nor Ashanti nor the combined group undertakes any obligation to update publicly or release any revisions topublicly update any forward-looking statements discussed in this presentation, whether as a result of new information, future events or otherwise.

anglogold | A **powerful** combination | ASHANTI GOLDFIELDS

Market overview





Global Gold Production Outlook
Preliminary 2003 Estimate
Source: IMR-Beacon

 2002 Forecast  2003 Preliminary Forecast

A **powerful** combination

Ashanti background



- Rationale
  - Growing returns in an ex-growth industry
    - Replace reserves
    - Increase market share
    - Replace high cost ounces with low cost ounces

- Ashanti has long life deep level reserves with large upside potential
- Capital constrained
- Needs technology and skills to go much deeper

- With Ashanti's reserves and people, and AngloGold's balance sheet and technology, significant value can be unlocked

A **powerful** combination





The world's largest gold reserve base









	Reserves (Moz)
AngloGold & Ashanti [1]	71.2 + 22.0 = 93.2
Barrick	86.9
Newmont[2]	83.2
Gold Fields	78.9
Placer Dome	52.9

Attributable proven and probable gold reserves (Moz)

Source: Public filings as at 31 December 2002
Note:
1   AngloGold reserves adjusted for sale of Amapari and Jerritt Canyon
2   Adjusted for sale of interest in TVX Newmont Americas and Echo Bay
3   As at 30 June 2003

A **powerful** combination

World-class asset base



Mines with 15+ year life of mine plans

Operations	Country	'02 Production ('000 oz)	'02 Cash costs[4] ($/oz)
Geita	Tanzania	579	175
Mponeng	S. Africa	466	178
Morro Velho	Brazil	205	131
Obuasi	Ghana	537	207
Boddington[1]	Australia	225[3]	147[3]
Moab Khotsong[2]	S. Africa	360[3]	129[3]

Source: AngloGold and Ashanti 2002 annual reports
Notes:
1   Due to commence construction following agreement of JV partners
2   Due to commence production in 2003
3   Estimated average annual attributable production and average annual cash cost
4   Inclusive of royalties on an attributable basis
5   In 2003 AngloGold has been adversely effected by the weaker US dollar



A **powerful** combination



A diversified combined production base




- Argentina 3%
- Australia 6%
- Brazil 4%
- USA 6%
- Guinea 4%
- Ghana 13%
- Mali 9%
- Tanzania 8%
- Zimbabwe 1%
- Namibia 1%
- South Africa 45%

Proforma nine months to 30 September 2003


A **powerful** combination


Strong organic growth pipeline



Project	Incremental Ounces	Project Capex		Cash Costs $/oz	LOM
		Total	Remaining		
Mponeng Deepening South Africa	4.0	R1.3bn	R130m	270	+5 years to 2012
Moab Khotsong South Africa	4.1	R4.2bn	R900m	155	2015
Tau Tona Expansion South Africa	2.3	R430m	R171m	210	+8 years to 2015
TauTona CLR E 120-125L South Africa	1.4	R982m		200	+1 year to 2014
TauTona VCR Pillar/Area A South Africa	0.4	R192m		200	+1 year to 2014
Siguiri (CIP Plant) Ghana	2.3	$72m		212	+ 5 years to 2012


A **powerful** combination
















Strong organic growth pipeline - future capital projects

Region	Project	Capital	Ounces		Cash Cost	Production Start
		US$m	LOM (Moz)	Annual (000)	$/oz	
South Africa	Moab Phase 2	240	4.5	690	155	2012
	Mponeng VCR 120-125L	115	1.9	267	230	2009
	Tau Lekoa above 900L	10	0.2	29	270	2008
	Vaal River Surface	26	1.1	90	215	2004
South America	Cuiaba Expansion	109	2.2	173	120	2006
Australia	Sunrise Dam U/G	72	1.3	130	190	2004
	Boddington Expansion	150	3.8	230	150	2007
Ghana	Obuasi Deeps	570	>15	700	<150	2015

anglogold | A **powerful** combination | ASHANTI GOLDFIELDS COMPANY LIMITED

Growth prospects in key gold regions of the world – Sunrise Dam, Australia

North
0m
South
4.5 Moz reserves between the Cleo Upper Shear and the Sunrise Shear
Sunrise Shear
Cleo Upper Shear
WSZ
Astro
HQ
-460m
Hammerhead
Northern Deeps
Cosmo
Dolly
Middle Deeps
To date 1.0 Moz in resources below the Sunrise Shear
Strong potential exists for repetition of the mineralised system below the Carey Shear
10m @ 53.6g/t Au
April 2003
Carey Shear
-1200m
Gram * Metre Contours
>12 g/m
<12 g/m
200m

anglogold | A **powerful** combination | ASHANTI GOLDFIELDS COMPANY LIMITED



Investing in Ashanti's assets

	2004 (US$'000)	2005 (US$'000)	2006 (US$'000)	2007 (US$'000)	2008 (US$'000)
Obuasi (Ashanti)	30,241	21,818	20,917	19,967	20,600
Obuasi (AngloGold additional)	57,683	44,218	22,345	18,491	8,302
Total Obuasi	87,924	66,036	43,262	38,458	28,902
Iduapriem	2,949	9,525	2,210	2,073	3,178
Bibiani	8,957	1,003	354	354	354
Sguiri	60,247	3,583	3,201	2,530	3,863
Freda Rebecca	5,799	5,162	5,278	5,362	-
Total	**165,876**	**85,309**	**54,305**	**48,777**	**36,297**

 A **powerful** combination



Obuasi Deeps

- Exploration expenditure of US$44 million over the next five years
- Investment of US$570 million
- New shaft system (two shafts) from surface
- Production build up from 2015
- Life at least doubled to around 2040.
- Gold production 700,000 oz per annum - milling rate of 1.5 million tpa
- Alternative is the mining of the upper sections of the orebody sooner (from 2009) via ramp systems from 50 to 60 level followed by shaft system to extract the remaining ore

 A **powerful** combination

Obuasi Deeps









Above 50L – Resource:	**63Mt at 10.3g/t = 20.9 million ounces**	
Reserve:	**42Mt at 8.0g/t = 10.8 million ounces**	
Below 50 L - Potential Resource:	**80Mt at 14.4g/t = 37.0 million ounces**	
Assumed Production:	**33Mt at 16.2g/t = 17.3 million ounces**	

A **powerful** combination

A strong combined balance sheet



**Proforma abridged Balance Sheet
at 30 Sept 2003**

	US$M
Mining assets and goodwill	5,700
Investments, derivatives and long-term loans	250
Cash and cash equivalents	583
Debtors, inventories and financial derivatives	986
Total assets	7,519
Total equity	3,157
Borrowings	1,442
Provisions,Creditors and derivatives	2,920
Total equity and liabilities	7,519

Net debt to total capital employed	14.7
Net debt to equity	19.4
Undrawn facilities	$300m
Cash	$583m



A **powerful** combination



Leading to strong, diversified operating cash flow





E&W Africa
36%

South Africa
38%



Australia
5%

South America
15%

North America
6%



Proforma nine months to 30 September 2003, excluding taxation and capex

A **powerful** combination

ASHANTI GOLDFIELDS COMPANY LIMITED

The highest dividend among the majors





Dividend yield (%)

Newmont	Placer Dome	Barrick	Gold Fields	AngloGold
0.4	0.7	1.1	2.1	3.4

Source: Datastream (as at close 24 October 2003) based on US$ share prices and dividends

A **powerful** combination



ASHANTI GOLDFIELDS COMPANY LIMITED



Growth prospects in key gold regions of the world



Russia and Central Asia under surveillance
MONGOLIA
Fact-finding mission in China
CANADA
USA
Cripple Creek & Victor
New areas in South America under investigation
Serra Grande
BRAZIL
Morro Velho
ARGENTINA
Cerro Vanguardia
Yatela
Morila
Sadiola
Siguiri
GUINEA
MALI
GHANA
IVORY COAST
Obuasi
Iduapriem / Teberebie
Bibiani
DR CONGO
TANZANIA
Geita
ZIMBABWE
NAMIBIA
SA operations
SOUTH AFRICA
Navachab
Union Reefs
AUSTRALIA
Boddington
Sunrise Dam
LEGEND
Greenfields exploration
Mines with brownfields exploration

anglogold | A **powerful** combination | ASHANTI GOLDFIELDS COMPANY LIMITED

Price received vs spot



US$/oz
400
375
350
325
300
275
250
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003YTD
AngloGold Price Rec'd
Spot

anglogold | A **powerful** combination | ASHANTI GOLDFIELDS COMPANY LIMITED

Net delta tonnage



AngloGold Hedge Delta
Quarter 1 2000 - Quarter 3 2003

49% of 5 years production

42%

39%
(pro-forma)

35%

30%

□ AngloGold   ■ Ashanti

 

A **powerful** combination



Stability agreement with the government

- Initial approach
  - Lease extension from 2024 with 10% free carry
  - No increase in tax rate of 32.5%
  - No increase in royalty above the 4%-6% proposed in new mining legislation
  - Clarification of the golden share



A **powerful** combination

















Stability agreement with the government

- Counter proposal
  - Concession to be monetised up front
    - Lease extension – no free carry
    - Tax rate reduced by 2.5% - 15 years
    - Royalty pegged at 3% - 15 years
    - Clarification of the Golden Share
    - General Fiscal Stability agreement
  - Valued at $100 million
  - Payable in AngloGold stock on meeting the pre conditions

Timetable for implementing merger

Apply to SEC for no-action relief (3 (a) 10 letter)
granted
Prepare scheme materials, submit to Ghanaian regulators, appoint Court reporter, post to Ashanti shareholders and convene shareholders meeting
Hold Scheme meeting
not granted
File F4 registration statement with the SEC to register AngloGold shares to be issued in the Scheme
Approx 90 days
Approx 180 days

ADDITIONAL INFORMATION

In connection with the Merger, AngloGold will file with, or otherwise furnish to, the SEC a scheme document/prospectus. Investors and security holders are urged to carefully read the scheme document/prospectus regarding the Merger when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the scheme document/prospectus (when it is available) and other documents containing information about AngloGold and Ashanti, without charge, at the SEC's website at www.sec.gov. Copies of the scheme document/prospectus together with any SEC filings that may be incorporated by reference in the scheme document/prospectus may also be obtained free of charge by directing a request to: AngloGold Limited, 11Diagonal Street, Johannesburg 2001, PO Box 62117, Marshalltown 2107, South Africa, Attention: Chris R. Bull, Company Secretary, telephone +27 11 637 6000, fax: +27 11 637 6624.

UBS Investment Bank and First Africa Group Holdings (Pty) Limited ("First Africa") are acting for AngloGold and no one else in connection with the Merger and will not be responsible to anyone other than AngloGold for providing the protections afforded to clients of UBS Investment Bank or First Africa or for providing advice in relation to the Merger.